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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Cuts Long Gold and Copper Intersections, Whistler Project, Alaska

KSK 11-11

Vancouver, BC – August 24 2011: Kiska Metals Corporation (“Kiska" or "the Company”) reports results from the first two drill holes from the phase II program at the Whistler Project, 160 km northwest of Anchorage, Alaska. Both holes returned long gold, copper and silver intersections from the Raintree area. WH11-033 returned 218 metres averaging 0.55 g/t gold, 3.87 g/t silver and 0.11% copper (0.83 g/t Au Eq) from the Raintree West target while WH11-034 returned 77.3 metres averaging 0.58 g/t gold, 1.6 g/t silver and 0.19% copper (0.99 g/t Au Eq) from the Raintree North target.

Raintree West

WH11-033 was collared 100 metres west of WH11-030 (453.2 metres of 0.72 g/t gold, 3.2 g/t silver, 0.12% copper), which intersected strong potassic alteration and copper-gold mineralization. WH11-033, drilled toward the west at an inclination of -65 degrees, intersected moderate potassic alteration in association with gold-copper mineralization which averaged 0.55 g/t gold, 3.87 g/t silver and 0.11% copper over 218 metres within a 347.8 metre interval that averaged 0.53 g/t gold, 2.78 g/t silver and 0.08% copper. As was the case in hole WH11-030, mineralization in WH11-33 is strongest within the diorite porphyry stock whose steeply dipping western contact is thought to lie west of the bottom of hole WH11-33. Potential for expansion of the Raintree West porphyry zone remains in all directions.

Raintree West - WH11-33

From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
480.1	827.8**	347.8	0.53	2.78	0.08	0.73
480.1	698.0	218.0	0.55	3.87	0.11	0.83

*  Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

** Hole ended in mineralization.

*** Both intersections averaged approximately 0.05% lead and 0.30% zinc.

Raintree North

Hole WH11-034 was drilled to follow up hole WH11-032 (82.6 metres averaging 0.31 g/t gold, 1.1 g/t silver and 0.13% copper), which was the first hole Kiska drilled at the new, near surface, Raintree North Prospect. The hole was collared on the same pad as WH11-032 with a dip of -70 degrees and an azimuth of 225 degrees. This hole returned 77.3 metres averaging 0.58 g/t gold, 1.6 g/t silver and 0.19% copper (0.99 g/t Au Eq) within a larger interval averaging 0.40 g/t gold, 1.53 g/t silver and 0.14% copper over 148.5 metres.  Mineralization is hosted by a diorite porphyry with moderate to strong potassic alteration with chalcopyrite disseminations and stockwork-style quartz + magnetite + chalcopyrite veins. This zone has a weak to moderate chlorite-sericite overprint.

Raintree North - WH11-034

From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
152.0	300.5	148.5	0.40	1.53	0.14	0.71
181.7	261.0	79.3	0.57	1.55	0.19	0.99

*  Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Results are pending from additional holes at both the Raintree West and Raintree North targets.

Kiska has completed 61 holes (15,050 m) of drilling at Whistler since the summer program started in June. Seventeen conventional holes (8,157 m) and 32 shallow "scout" holes (2,219 m) have been completed in the Whistler Orbit area. Nine holes (3,716 m) have been completed at Island Mountain and 3 holes (959 m) at Muddy Creek.

The timing of lab results have lagged behind expectations however, with this first batch of results a more steady flow of news is anticipated. These earliest results show Kiska's continuing success in expanding known prospects as well as identifying new ones such as Raintree North. Current emphasis is on shallow scout drilling and identifying new porphyry centers in the Whistler Orbit, Island Mountain and Muddy Creek. As fall progresses into winter conditions, focus will return to core areas such as the Raintree West for more methodical grid-based drilling and potentially, resource definition.

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.